SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Select Comfort Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

81616X103
(CUSIP Number)

Marc Weingarten, Esq.
David Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2008
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

_____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81616X103	SCHEUDLE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,415,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,415,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,415,738
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.84%
14	TYPE OF REPORTING PERSON* IA; CO

* SEE INSTRUCTIONS

CUSIP No. 81616X103	SCHEUDLE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON MAGNOLIA MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,325,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,325,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,325,738
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.64%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS

CUSIP No. 81616X103	SCHEUDLE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEORGE HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,000
	8	SHARED VOTING POWER 4,325,738
	9	SOLE DISPOSITIVE POWER 90,000
	10	SHARED DISPOSITIVE POWER 4,325,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,415,738
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.84%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER.

This Amendment No. 4 is filed with respect to the shares of the common stock, par value $0.01 per share (the "Shares"), of Select Comfort Corporation, a Minnesota corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of June 27, 2008 and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 10, 2008, as previously amended (the "Original Schedule 13D" and together with this Amendment, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in the entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of CGI and CMAG. A total of approximately $ 15.7 million was paid to acquire such Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in the entirety as follows:

(a) As of the close of business on June 27, 2008, the Reporting Persons may be deemed the beneficial owners of an aggregate of 4,415,738 Shares, inclusive of 714,200 long calls, constituting approximately 9.84% of the Shares outstanding.

The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 44,894,600 Shares outstanding, which is the total number of Shares outstanding as of April 25, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2008 for the period ended March 29, 2008.

(b) By virtue of an investment management agreement with CMAG, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,325,738 Shares held by CMAG. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power, and he individually holds an additional 90,000 Shares. Accordingly, CGI and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 4,325,738 Shares, and George Hall has sole voting and dispositive power with respect to an additional 90,000 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since filing Amendment No. 3 to the Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 6 of 7 Pages

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in the entirety as follows:

Certain of the Reporting Persons are parties to certain option agreements (the "Option Contracts"), the counterparty to each of which is Future Trade, representing 714,200 shares of the Issuer at prices ranging from $2.50 to $5.00. The option contracts can be exercised at anytime prior to the expiration dates ranging between September 20, 2008 and December 20, 2008. Such exposure constitutes 1.59% of the Issuer's outstanding shares.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

CUSIP No. 81616X103	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2008

CLINTON GROUP, INC.

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By:	Clinton Group, Inc. its investment manager

By:	/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George Hall
George Hall

SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE JUNE 20, 2008

Equity Activity for Clinton Magnolia Master Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/23/08	25,000	$ 2.19
6/23/08	(75,000)	$ 2.35
6/23/08	100	$ 2.30
6/23/08	48,371	$ 2.32
6/24/08	34,000	$ 2.43
6/26/08	50,000	$ 1.95
6/26/08	98,300	$ 1.96
6/26/08	(20,000)	$ 1.87
6/27/08	(738,096)	$ 1.59
6/27/08	50,000	$ 1.58
6/27/08	510,500	$ 1.70
6/27/08	332,916	$ 1.65
6/27/08	600,000	$ 1.65

Option Activity for Clinton Magnolia Master Fund, Ltd.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/23/08	(30,000)	$ 0.46
6/27/08	20,000	$ 0.15
6/27/08	40,000	$ 0.31